EXHIBIT 3(i)(a)

CERTIFICATE OF CORRECTION

OF ARTICLES OF INCORPORATION

OF

PACIFIC CAPITAL BANCORP,

a California Corporation

WILLIAM S. THOMAS, JR. and CAROL M. KELLEHER certify that:

1. They are the President and the Secretary, respectively, of PACIFIC CAPITAL BANCORP, a California corporation.

2. The name of the corporation is Pacific Capital Bancorp, and it is a California corporation.

3. The instrument being corrected is entitled “Certificate of Restatement of Articles of Incorporation” of Pacific Capital Bancorp, which was filed with the Secretary of State on January 28, 1999, and is being corrected as follows:

a. Subsection C. of Section 4.1.4, Article Fourth, is corrected to read as follows:

“C. The issuance or transfer by this Corporation or by any Subsidiary of any securities of this Corporation or any Subsidiary to any Ten Percent (10%) Stockholder or the Affiliate of a Ten Percent (10%) Stockholder in exchange for cash, securities, or other property (or a combination thereof).”

b. Subsection A. of Section 4.3.1, Article Fourth, is corrected to read as follows:

“A. Is not less than the highest per-share price (including brokerage commissions and/or soliciting dealers’ fees) paid by the Acquiring Party in acquiring any of its holdings of Common Stock; and”

c. Section 4.4.2, Article Fourth, is corrected to read as follows:

“4.4.2 Whether a person is an Affiliate or Associate of another person; and”

4. This Certificate does not alter the wording of any resolution or written consent which was in fact adopted by the board or the shareholders.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

Date: May 19, 2005

/s/ William S. Thomas, Jr.,
William S. Thomas, Jr., President

/s/ Carol M. Kelleher
Carol M. Kelleher, Secretary